EXHIBIT 99.3

January 6, 2004

Infowave Software, Inc.
Suite 200
4664 Lougheed Highway
Burnaby,  B.C.
V5C 5T5

Attention: Jerry Meerkatz, Chief Executive Officer

Dear Sirs:

      Re: Credit Facility Agreement

      This letter agreement (the "Letter Agreement") sets out the terms and conditions by which Gerald L. Trooien ("Trooien"), has agreed to make available to Infowave Software, Inc, a credit line in an amount up to a maximum of US$3,000,000 (the "Credit Line").

      This Letter Agreement is not intended to be a legally binding and enforceable agreement upon the acceptance by the Company. The parties agree to proceed diligently and in good faith to negotiate a detailed binding credit agreement (the "Credit Agreement") and a security agreement (the "Security Agreement") containing terms and conditions as set out in this Letter Agreement and in form and content satisfactory to both the Trooien and the Company.

1. Credit Line. Provided that the Company acquires a controlling interest in Telispark Inc., Trooien shall make available to the Company a credit line up to a maximum of US$3,000,000, less an amount equal to the net proceeds (after agent's fees and expenses) of any equity, debt or other financing transaction completed by the Company prior to the date (the "Credit Limit Calculation Date") which is the earlier of: (a) the date of the initial draw-down under the Credit Line; and (b) 150 days from the date of the Credit Agreement (such adjusted amount the "Credit Limit"). The Company may by a resolution of the Board of Directors draw down on the Credit Line at any time upon 60 days notice in incremental amounts of US$1,000,000, subject to the restriction in paragraph 3.

2. Interest Rate. The principal outstanding under the Credit Line shall bear interest at a rate of Prime plus 8% per annum. Interest shall be payable monthly in arrears.

3. Initial Draw-down. The Credit Line may not be drawn upon until shareholder approval has been obtained as specified in paragraph 7.

4. Maturity. The Credit Line shall become due and payable on demand any time after December 31, 2005.

5. Warrants. As consideration for making the Credit Line available, the Company shall issue to Trooien warrants (the "Warrants") entitling him to purchase for a period of three years from the date of the Credit Agreement such number of common shares equal to the greater of: (a) 7,500,000; and (b) the Credit Limit (converted into Canadian dollars at a price equal to the Canadian-U.S. exchange rate on the date of the Credit Agreement) divided by the Exercise Price. The "Exercise Price" shall be Cdn.$0.21. The Warrants shall not be exercisable until receipt by the Company of the shareholder approval specified in paragraph 7 and no more than 7,500,000 warrants may be exercised prior to the Credit Limit Calculation Date.

6. Security. The Credit Line shall be secured by a first charge on all of the shares of Telispark Inc. The security interest shall be evidenced by the Security Agreement.

7. Shareholder Approval. The parties acknowledge and agree that the Credit Line requires shareholder approval. The Company will hold an extraordinary general meeting of shareholders as soon as practicable, and in no event later than March 31, 2004, to seek approval of shareholders by a "majority of the minority" vote, excluding any shares owned or controlled by Trooien and his affiliates. In the event shareholder approval is not received, neither party shall have any obligations hereunder.

8. Representations and Warranties and Covenants. The Credit Agreement shall contain such representations and warranties and covenants of the Company as are appropriate for the type of transaction contemplated in this Letter Agreement.

9. Access to Information. Subject to applicable securities laws and any confidentiality restrictions which may be required thereunder, the Company will provide Trooien with reasonable access to the books, records, accounts and senior management of the Company to permit him to monitor the business, operations and affairs of the Company (reasonable access shall include monthly telephone and quarterly in-person meetings with the Company's CEO).

10. Other Items. The Credit Agreement and the Security Agreement shall contain such other terms, conditions, indemnities, covenants and agreements as the parties may agree to include to complete the Credit Line and the Credit Agreement.

11. Regulatory Approval. This Letter Agreement and all of the obligations hereunder are subject to receipt of all required regulatory approvals, including without limitation the approval of the Toronto Stock Exchange.

12. Expenses. The Company shall pay the reasonable legal fees of Trooien in negotiating and establishing the Credit Line.

13. Obligation. This Letter Agreement is not intended to be a legally binding and enforceable agreement upon the acceptance by the Company.

                                    * * * * *

      If this Letter Agreement is acceptable, I ask that you communicate your acceptance of this Letter of Agreement by executing the appropriate space below.

                                                Yours truly,


                                                /s/ Gerald L. Trooien
                                                --------------------------------
                                                Gerald L. Trooien


                                                INFOWAVE SOFTWARE, INC.


                                                /s/ Jerry Meerkatz
                                                --------------------------------
                                                By: Jerry Meerkatz, CEO